UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-39111

XChange TEC.INC

(Registrant’s Name)

Room 613, No.259, Guoxia Road

Yangpu District, Shanghai, 200433

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on September 9, 2025 (Registration No. 333-290136) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

i

Management’s Discussion and Analysis of Financial Condition and Results of Operations

XChange TEC.INC (the “Company,” “we,” “us” or “our”) conducts its insurance agency and insurance technology businesses in the People’s Republic of China (the “PRC” or “China”) since its acquisition of Alpha Mind Technology Limited (“Alpha Mind”) on December 28, 2023 (the “Acquisition”). Alpha Mind conducts its insurance agency and insurance technology businesses through its indirectly wholly-owned subsidiary, Jiachuang Yingan (Beijing) Information& Technology Co., Ltd. (the “WFOE”) and the WFOE’s consolidated variable interest entities, namely, Huaming Insurance Agency Co., Ltd. (“Huaming Insurance”) and Huaming Yunbao (Tianjin) Technology Co., Ltd. (“Huaming Yunbao,” together with Huaming Insurance, the “VIEs”). The Company acquired Topone Consultant Limited (“Topone”), a Hong Kong insurance agency company on March 24, 2025.

We are a professional insurance agency which provides a wide variety of insurance products in China. We are committed to providing insurance purchasers with comprehensive services, spanning from application to claim settlement, through our professional and dedicated approach. Since our establishment in 2014, initially specializing in automobile insurance, we have accumulated substantial expertise and successfully expanded our insurance product portfolio to encompass a wide range of offerings. These include life, health, group accident, and various other property-related insurances.

Leveraging the growing ubiquity of mobile internet, we introduced our cutting-edge SaaS platform in 2023. This technological advancement has significantly streamlined and popularized our insurance agency business, enhancing accessibility and convenience for our customers.

With our strong foundation and unwavering commitment to excellence, we are confident in our ability to maintain a prominent position in the thriving Chinese insurance agency market. Furthermore, we are well-positioned to leverage our professional services and innovative technology, enabling us to emerge as a leader in China’s insurance agency sector. We are principally engaged in the insurance agency business primarily through a “Business to Business to Consumer,” or B2B2C, model. We offer a wide variety of insurance products underwritten by major insurance companies in China to insurance purchasers and generate revenue from commissions from the insurance companies, typically based on a percentage of the premium paid by insurance purchasers.

Summary Consolidated Financial and Operating Data

The summary unaudited condensed consolidated financial information for the six months ended March 31, 2025 and 2026 and as of March 31, 2026 has been derived from our unaudited condensed consolidated financial statements as of and for the six months ended March 31, 2026 included herein. Our unaudited condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements. The summary condensed consolidated balance sheet data as of September 30, 2025 has been derived from our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended September 30, 2025 filed with the SEC on January 14, 2026 (the “FY 2025 annual report”). The summary condensed consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” included in our FY 2025 annual report.

Summary Unaudited Condensed Consolidated Statements of Comprehensive (Loss) Income

	For the Six Months Ended March 31,
	2025	2026
	RMB	RMB	USD
	(in thousands)
Revenues	175,675	197,832	28,680
Cost of revenues	(171,379)	(192,200)	(27,863)
Gross profit	4,296	5,632	817

Operating costs and expenses:
Selling and marketing expenses	(6,086)	(5,481)	(795)
General and administrative expenses	(11,926)	(8,520)	(1,235)
Goodwill impairment loss	(644,908)	—	—
Total operating costs and expenses	(662,920)	(14,001)	(2,030)

Operating loss	(658,624)	(8,369)	(1,213)

Interest expense, net	(18,006)	(10,374)	(1,504)
Other (expense) income, net	(180)	992	144
Foreign currency transaction loss	(877)	(137)	(20)
Loss before income taxes	(677,687)	(17,888)	(2,593)
Income tax expense	(25)	(20)	(3)
Net loss	(677,712)	(17,908)	(2,596)

Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted*	2,463,106,810	123,715,022,675	123,715,022,675

Net (loss) earnings per share — Basic and diluted	(0.00)	(0.00)	(0.00)

Comprehensive (loss) income
Net loss	(677,712)	(17,908)	(2,596)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(42,154)	26,680	3,868
Comprehensive (loss) income	(719,866)	8,772	1,272

*

Retroactively restated to give effect to a share consolidation at a ratio of one hundred thousandth to one (100,000:1) ordinary shares effective on January 24, 2025 and the Capital Reduction effective on May 9, 2025.

Summary Unaudited Condensed Consolidated Balance Sheet Data

	As of September 30, 2025	As of March 31, 2026
	RMB	RMB	USD
	(audited)	(unaudited)	(unaudited)
	(in thousands)
Total current assets	39,860	35,684	5,173
Total non-current assets	29,518	29,436	4,267
Total assets	69,378	65,120	9,440
Total current liabilities	949,168	936,234	135,725
Total non-current liabilities:	353	257	37
Total liabilities	949,521	936,491	135,762
Total shareholders’ deficit	(880,143)	(871,371)	(126,322)
Total liabilities and shareholders’ deficit	69,378	65,120	9,440

Summary Unaudited Condensed Statement of Cash Flows

	For the Six Months Ended March 31,
	2025	2026
	RMB	RMB	USD
	(in thousands)
Net cash used in operating activities	(7,948)	(8,501)	(1,232)
Net cash used in investing activities	(301)	(414)	(60)
Net cash provided by financing activities	5,902	1,572	228
Effect of foreign exchange rate changes	(848)	905	131
Net decrease in cash and cash equivalents and restricted cash	(3,195)	(6,438)	(933)
Cash, cash equivalents and restricted cash at the beginning of the period	13,085	15,879	2,302
Cash, cash equivalents and restricted cash at the end of the period	9,890	9,441	1,369

Critical Accounting Policies, Judgments and Estimates

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the unaudited condensed consolidated financial statements.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

Our critical accounting policies and practices for current reporting period relate to impairment of goodwill, revenue recognition and valuation allowance for deferred tax assets. See Note 2—Summary of Principal Accounting Policies to our unaudited condensed consolidated financial statements as of and for the six months ended March 31, 2026 included herein for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Impairment of Goodwill

We assess goodwill for impairment annually at the fiscal year end, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. The determination of the fair value of a reporting unit requires management to make significant estimates and assumptions about future operating performance, market conditions, discount rates, and other factors. Changes in these estimates or assumptions could have a significant impact on the fair value of the reporting unit and the amount of any goodwill impairment charge.

Management believes the recognition of these impairment charges appropriately reflects the current expectations of the future economic benefits to be realized from the acquisition. Goodwill impairment charges are non-cash in nature and do not impact the Company’s liquidity or capital resources.

Results of Operations

Revenues

Our total revenues generated from insurance agency service increased by RMB 22.2 million, or 12.6% to RMB 197.8 million (US$28.7 million) for the six months ended March 31, 2026 from RMB 175.7 million for the six months ended March 31, 2025. The increase was primarily attributable to the business promotion. Our revenue was generated from commissions from the insurance companies.

Cost of revenues

Cost of revenues increased by RMB 20.8 million, or 12.1%, to RMB 192.2 million for the six months ended March 31, 2026 from RMB 171.4 million for the corresponding period in 2025, generally in line with the increase in revenues.

Gross profit increased slightly to RMB 5.6 million from RMB 4.3 million, while gross margin increased relatively slightly from approximately 2.4% to approximately 2.8%. We generally recognize commissions as cost of revenues when incurred.

Selling and marketing expenses

Selling and marketing expenses decreased by RMB 0.6 million, or 9.9%, to RMB 5.5 million for the six months ended March 31, 2026 from RMB 6.1 million for the corresponding period in 2025.

The decrease was mainly attributable to improved cost control and reduced marketing-related expenditures during the current period.

General and administrative expenses

General and administrative expenses decreased by RMB 3.4 million, or 28.6%, to RMB 8.5 million for the six months ended March 31, 2026 from RMB 11.9 million for the corresponding period in 2025.

The decrease was primarily due to lower professional service fees and other administrative expenses, as well as the Company’s continued efforts to improve operating efficiency.

Impairment loss of goodwill

No goodwill impairment loss was recognized during the six months ended March 31, 2026, compared with a goodwill impairment loss of RMB 644.9 million recognized during the corresponding period in 2025.

Operation loss

As a result of the foregoing, our loss from operations decreased from RMB 658.6 million in the six months ended March 31, 2025 to RMB 8.4 million (US$1.2 million) in the six months ended March 31, 2026.

Interest expense, net

Our net interest expense decreased by 42.4% from RMB 18.0 million in the six months ended March 31, 2025 to RMB 10.4 million in the six months ended March 31, 2026. The decrease mainly attributable to lower average outstanding borrowings and reduced financing costs during the current period.

Other (expense) income, net

Other income, net was RMB 1.0 million for the six months ended March 31, 2026, compared with other expense of RMB 0.2 million for the corresponding period in 2025.

The change was primarily attributable to miscellaneous government subsidies and other non-operating income recognized during the current period.

Loss before income taxes

As a result of the foregoing, our loss before income taxes decreased from RMB 677.7 million in the six months ended March 31, 2025 to RMB 17.9 million (US$2.6 million) in the six months ended March 31, 2026.

Income tax expenses

Income tax expense remained relatively stable at RMB 20 thousand for the six months ended March 31, 2026, compared with RMB 25 thousand for the corresponding period in 2025.

Net loss

As a result of the foregoing, our net loss decreased from RMB 677.7 million in the six months ended March 31, 2025 to RMB 17.9 million (US$2.6 million) in the six months ended March 31, 2026.

Net loss per share

Our weighted average number of ordinary shares used in computing net loss per share was 2,463,106,810 in the six months ended March 31, 2025 and 123,715,022,675 in the six months ended March 31, 2026. The increase was primarily attributable to the issuance of 3,092,400,000 Class A ordinary shares and 11,800,000,000 Class B ordinary shares in 2025, and notes payable conversion to Class A ordinary share of 108,027,515,844 in 2025. As a result, our net loss per share was RMB (0.00) for the six months ended March 31, 2025 and 2026.

Liquidity and Capital Resources

On December 28, 2023, the Company completed the acquisition of 100% of the issued and outstanding shares of Alpha Mind, at a total consideration of $180,000,000 (“Acquisition”). The purchase price is payable in the form of promissory note (collectively, the “Notes” and each, a “Note”). The Notes have a maturity of 90 days from the closing date, an interest rate of 3% per annum and will be secured by all of the issued and outstanding equity of Alpha Mind and all of the assets of Alpha Mind, including its consolidated entities. On December 28, 2023, the Company issued Notes of US$153,000,000 and US$27,000,000, respectively, to MMTEC, Inc. and Burgeon Capital, Inc (collectively “Sellers of Alpha Mind”). For the six months ended March 31, 2025, the Company repaid the notes payable of RMB 60,231,000 to MMTEC, Inc.

On June 6, 2024, the Company and Burgeon Capital Inc (“Burgeon Capital”) entered into a share subscription agreement and a payoff letter, pursuant to which, the Company agreed to issue to Burgeon Capital and Burgeon Capital agreed to subscribe from the Company, 58,590,000 Class A ordinary shares (after giving retrospective effect to the 100,000-for-1 share consolidation effective January 24, 2025), par value US$0.0000001 per share, of the Company (the “Converted Shares”), as the repayment by the Company to Burgeon Capital of all outstanding principal amount and accrued interest under the Note with a total amount of US$27,342,000. On the same date, the Company consummated the issuance of the Converted Shares.

On December 12, 2024 and December 20, 2024, the Company issued 82,800,000 and 84,000,000 Class A Ordinary shares (after giving retrospective effect to the 100,000-for-1 share consolidation effective January 24, 2025)respectively in accordance with a Securities Purchase Agreement with VG Master Fund SPC (“VG”) dated September 24, 2024.

On June 30, 2025, the Company and MMTEC, Inc. agreed to extend the maturity date of the Note and accrued interest to date to December 31, 2025, and if the Notes have an outstanding balance on the maturity date, the maturity date will be automatically extended to the end of following year.

On April 15, 2026, the Company entered into a Securities Purchase Agreement with VG. Upon the terms and subject to the satisfaction of the conditions contained in the Purchase Agreement, the Company will have the right, in its sole discretion, from time to time during the term of the Purchase Agreement, to require VG to purchase up to an aggregate of $100,000,000 of the Company’s Class A Ordinary Shares, par value $0.0000001 per share (the “Class A Ordinary Shares”), represented by American Depositary Shares (“ADSs”), each ADS representing 2,400 Class A Ordinary Shares, deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for The Bank of New York Mellon, as depositary, subject to certain limitations set forth in the Purchase Agreement. Sales of the ADSs by the Company to VG under the Purchase Agreement, and the timing of any such sales, are solely at the Company’s option, and the Company is under no obligation to sell any securities to VG under the Purchase Agreement.

We intend to pay the promissory notes by either using the cash flow generated by our operation or through debt or equity offerings or loans. However, we may not be able to obtain financing or fund raising on favorable terms or at all. If we failed to obtain such financing and were unable to perform our payment obligations under the terms of the Notes before the maturity date, the selling shareholders of Alpha Mind may exercise their collateral rights, we will lose control of and no longer be able to consolidate Alpha Mind and our business, financial condition, results of operations and prospects will be adversely affected.

In addition to repaying the Notes, our material cash requirements as of March 31, 2026 and any subsequent interim period primarily include expenditure of daily operation, including marketing activities. We intend to meet the cash requirements for the next 12 months through a combination of short-term debt from certain third parties or related parties, issuance of ordinary shares or other equity-linked securities. Subsequent to March 31, 2026, the Company strengthened its financing capacity through the effectiveness of its shelf registration statement on Form F-3 and the Securities Purchase Agreement with VG Master Fund SPC, as discussed under “Recent Developments”. In addition, with the acquisition of Alpha Mind on December 28, 2023, we will also utilize the cash generated from Alpha Mind’s business operations.

These plans and initiatives cannot alleviate the substantial doubt of our ability to continue as a going concern. There can be no assurance that we will be successful in achieving our strategic plans, that our future capital raises will be sufficient to support our ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If we are unable to raise sufficient financing or events or circumstances occur such that we do not meet our strategic plans, we will be required to reduce certain discretionary spending, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve our intended business objectives.

However, future financing requirements will depend on many factors, including the scale and pace of the expansion of our insurance agency network, efficiency in our services and SaaS platform, the expansion of our sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies. Inability to access financing on favorable terms in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition, and growth prospects.

The consolidated financial statements included in this report do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes we will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of our business.

As of March 31, 2026, we had RMB 4.4 million (US$0.6 million) in cash and cash equivalents and RMB 5.0 million (US$0.7 million) in restricted cash. We did not have any capital commitment as of March 31, 2026.

Going Concern

We have been incurring losses from operations since our inception. Accumulated deficits amounted to RMB 4,605,215 thousand and RMB 4,623,123 thousand as of September 30, 2025 and March 31, 2026, respectively. Net cash used in operating activities were RMB 7,948 thousand and RMB 8,501 thousand for the six months ended March 31, 2025 and 2026, respectively. As of September 30, 2025 and March 31, 2026, current liabilities exceeded current assets by RMB 909,308 thousand and RMB 900,550 thousand, respectively.

These factors raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

On June 6, 2024, the Company and Burgeon Capital Inc (“Burgeon Capital”) agreed to settle all outstanding principal amount and accrued interest under a Note with a total amount of US$27,342,000 by issuance of Class A ordinary shares. On June 30, 2025, the Company and MMTEC, Inc. agreed to extend the maturity date of the Note of remaining principal and accrued interest to date to December 31, 2025, and if the Notes have an outstanding balance on the maturity date, the maturity date will be automatically extended to the end of following year.

We intend to meet the cash requirements for the next 12 months from the issuance date of this report through issuance of ordinary shares. On April 1, 2026, the Company’s Form F-3 to offer up to a total amount of US$300 million was declared effective. The Company plans to raise funds under the Form F-3 to support the Company’s operations.

There is a risk that the plan of the Company’s management cannot alleviate the substantial doubt of our ability to continue as a going concern. There can be no assurance that we will be successful in achieving its strategic plans, that our future capital raises will be sufficient to support our ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. Should there be any unforeseen circumstances which may prevent the successful completion of the above mentioned plan in the next twelve months from the issuance of this report, we will be required to reduce certain discretionary spending, alter or scale back research and development programs, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve our intended business objectives. One of our shareholders is committed to provide financial support up to US$1 million to support our operations. With the Securities Purchase Agreement with VG, pursuant to which the Company has the right, in its sole discretion, to sell to VG up to an aggregate of US$100 million of the Company’s Class A Ordinary Shares, represented by ADSs, from time to time during the term of the Securities Purchase Agreement, subject to certain limitations and conditions. The Company is under no obligation to sell any securities to VG, and any sales are subject to the satisfaction of customary closing conditions. If the Company elects to sell securities under the Securities Purchase Agreement, the proceeds would be used for working capital and general corporate purposes. Management believes these financing arrangements would provide additional liquidity; however, successful implementation depends on future financing activities and factors outside the Company's control.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes we will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Cash Flows

Our net cash used in operating activities for the six months ended March 31, 2026 was RMB 8.5 million (US$1.2 million), which was primarily attributable to a net loss of RMB 17.9 million (US$2.6 million), adjusted by non-cash items of RMB 10.7 million (US$1.5 million) and a net working capital outflow of RMB 1.3 million (US$0.2 million). The non-cash items were primarily attributable to RMB 10.4 million (US$1.5 million) of accretion of interest expenses. The net working capital outflow was primarily attributable to an increase in advances to suppliers of RMB 2.9 million (US$0.4 million), partially offset by an increase in accounts payable of RMB 0.7 million (US$0.1 million) and a decrease in accounts receivable of RMB 0.5 million (US$0.1 million).

Our net cash used in investing activities for the six months ended March 31, 2026 was RMB 0.4 million (US$0.1 million), which was primarily attributable to the purchase of short-term investments of RMB 4.0 million (US$0.6 million), partially offset by proceeds from the sale of short-term investments of RMB 3.6 million (US$0.5 million).

Our net cash provided by financing activities for the six months ended March 31, 2026 was RMB 1.6 million (US$0.2 million), which was primarily attributable to proceeds from short-term debt of RMB 1.6 million.

We did not have any off-balance sheet arrangement as of March 31, 2026.

Recent Developments

On April 15, 2026, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with VG. Upon the terms and subject to the satisfaction of the conditions contained in the Purchase Agreement, the Company will have the right, in its sole discretion, from time to time during the term of the Purchase Agreement, to require VG to purchase up to an aggregate of $100,000,000 of the Company’s Class A Ordinary Shares, represented by ADSs, each ADS representing 2,400 Class A Ordinary Shares, deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for The Bank of New York Mellon, as depositary, subject to certain limitations set forth in the Purchase Agreement. Sales of the ADSs by the Company to VG under the Purchase Agreement, and the timing of any such sales, are solely at the Company’s option, and the Company is under no obligation to sell any securities to VG under the Purchase Agreement.

Currency Convenience Translation

The Company’s business is primarily conducted in the PRC and all of the revenues are denominated in RMB. The financial statements of the Company are stated in RMB. Translations of balances in the unaudited condensed consolidated balance sheet, and the related unaudited condensed consolidated statements of comprehensive (loss) income, shareholders’ deficits and cash flows from RMB into US dollars as of and for the six months ended March 31, 2026 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB 6.8980, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2026. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2026, or at any other rate.

XChange TEC. INC

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	As of September 30, 2025	As of March 31, 2026
	RMB	RMB	USD
	(audited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	10,879	4,441	644
Short-term investment	1,891	2,311	335
Accounts receivable, net	23,455	22,742	3,297
Prepayments	2,593	5,511	799
Other current assets	1,042	679	98
Total current assets	39,860	35,684	5,173

Non-current assets:
Restricted cash, non-current	5,000	5,000	725
Intangible assets	678	678	98
Property and equipment, net	6	—	—
Operating lease right-of-use assets	551	475	69
Goodwill	23,283	23,283	3,375
Total non-current assets	29,518	29,436	4,267
Total assets	69,378	65,120	9,440

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	29,480	30,244	4,384
Amounts due to a related party	1,060	1,060	154
Short-term debt	32,533	34,105	4,944
Taxes payable	1,553	1,573	228
Operating lease liabilities	199	216	31
Notes payable	668,021	647,439	93,859
Contingent liabilities for payable for asset acquisition	165,161	160,034	23,200
Accrued expenses and other current liabilities	51,144	61,452	8,909
Advance from customer	17	111	16
Total current liabilities	949,168	936,234	135,725

Non-current liabilities:
Operating lease liabilities, non-current	353	257	37
Total non-current liabilities	353	257	37
Total liabilities	949,521	936,491	135,762

Commitments and contingencies (Note 15)

SHAREHOLDERS’ DEFICIT:
Class A ordinary shares (US$0.0000001 par value per share; 4,374,500,000,000,000 shares authorized; 111,851,094,785 shares issued and outstanding as of September 30, 2025 and March 31, 2026, respectively)	174,941	174,941	25,361
Class B ordinary shares (US$0.0000001 par value per share; 625,000,000,000,000 shares authorized; 11,863,927,890 shares issued and outstanding as of September 30, 2025 and March 31, 2026, respectively)	4,632	4,632	672
Additional paid-in capital	3,465,510	3,465,510	502,393
Accumulated deficit	(4,605,215)	(4,623,123)	(670,212)
Accumulated other comprehensive income	79,989	106,669	15,464
Total shareholders’ deficit	(880,143)	(871,371)	(126,322)
Total liabilities and shareholders’ deficit	69,378	65,120	9,440

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XChange TEC. INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE (LOSS) INCOME

(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	For the Six Months Ended March 31,
	2025	2026
	RMB	RMB	USD
Revenues	175,675	197,832	28,680
Cost of revenues	(171,379)	(192,200)	(27,863)
Gross profit	4,296	5,632	817

Operating costs and expenses:
Selling and marketing expenses	(6,086)	(5,481)	(795)
General and administrative expenses	(11,926)	(8,520)	(1,235)
Impairment loss of goodwill	(644,908)	—	—
Total operating costs and expenses	(662,920)	(14,001)	(2,030)

Operating loss	(658,624)	(8,369)	(1,213)

Interest expense, net	(18,006)	(10,374)	(1,504)
Other income (expense), net	(180)	992	144
Foreign currency transaction loss	(877)	(137)	(20)
Loss before income taxes	(677,687)	(17,888)	(2,593)
Income tax expense	(25)	(20)	(3)
Net loss	(677,712)	(17,908)	(2,596)

Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted*	2,463,106,810	123,715,022,675	123,715,022,675

Net loss per share — Basic and diluted	(0.00)	(0.00)	(0.00)

Comprehensive (loss) income
Net loss	(677,712)	(17,908)	(2,596)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(42,154)	26,680	3,868
Comprehensive (loss) income	(719,866)	8,772	1,272

*	Retroactively restated to give effect to a share consolidation at a ratio of one hundred thousandth to one (100,000:1) ordinary shares effective on January 24, 2025 and the Capital Reduction effective on May 9, 2025.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XChange TEC. INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Renminbi and USD in thousands, except for share data, unless otherwise stated)

	Class A Ordinary shares		Class B Ordinary shares		Additional	Accumulated other	Retained earnings	Total
	Number of shares*	Amount	Number of shares*	Amount	paid - in capital	comprehensive (loss) income	(Accumulated deficit)	shareholders’ deficit
Balance at September 30, 2024 (Audited)	731,178,920	52,555	63,927,890	4,623	3,137,002	106,048	(3,856,801)	(556,573)
Issuance of Class A shares	1,668,000,000	122,308	—	—	(59,854)	(646)	—	61,808
Net loss	—	—	—	—	—	—	(677,712)	(677,712)
Foreign currency translation adjustments	—	—	—	—	—	(42,154)	—	(42,154)
Balance at March 31, 2025	2,399,178,920	174,863	63,927,890	4,623	3,077,148	63,248	(4,534,513)	(1,214,631)

Balance at September 30, 2025 (Audited)	111,851,094,785	174,941	11,863,927,890	4,632	3,465,510	79,989	(4,605,215)	(880,143)
Net loss	—	—	—	—	—	—	(17,908)	(17,908)
Foreign currency translation adjustments	—	—	—	—	—	26,680	—	26,680
Balance at March 31, 2026	111,851,094,785	174,941	11,863,927,890	4,632	3,465,510	106,669	(4,623,123)	(871,371)
Balance at March 31, 2026 (USD)	111,851,094,785	25,361	11,863,927,890	672	502,393	15,464	(670,212)	(126,322)

*	Retroactively restated to give effect to a share consolidation at a ratio of one hundred thousandth to one (100,000:1) ordinary shares effective on January 24, 2025 and the Capital Reduction effective on May 9, 2025.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XChange TEC. INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi and USD in thousands, unless otherwise stated)

	For the Six Months Ended March 31,
	2025	2026
	RMB	RMB	USD
Operating activities:
Net loss	(677,712)	(17,908)	(2,596)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion of interest expenses	17,151	10,374	1,504
Operating lease right of use assets	143	76	11
Allowance for credit losses	—	220	32
Impairment of goodwill	644,908	—	—
Changes in operating assets and liabilities:
Accounts receivable	14,578	493	71
Advance to supplier	(1,273)	(2,918)	(424)
Other current assets	6,270	363	53
Accounts payable	(11,527)	764	111
Tax payable	(318)	—	—
Advance from customer	—	94	14
Accrued expenses and other current liabilities	—	20	3
Lease liabilities	(168)	(79)	(11)
Net cash used in operating activities	(7,948)	(8,501)	(1,232)

Investing activities:
Proceeds from disposal of property and equipment	—	6	1
Purchase of short-term investments	—	(4,010)	(581)
Proceeds of sale of short-term investment	330	3,590	520
Purchase in acquisition of a subsidiary	(1,107)	—	—
Cash and restricted cash acquired in acquisition of a subsidiary	476	—	—
Net cash used in investing activities	(301)	(414)	(60)

Financing activities:
Proceeds from short-term debt	65,073	1,572	228
Proceeds from borrowing from related parties	1,060	—	—
Repayment of notes payable	(60,231)	—	—
Net cash provided by financing activities	5,902	1,572	228

Effect of foreign exchange rate changes	(848)	905	131
Net decrease in cash and cash equivalents and restricted cash	(3,195)	(6,438)	(933)
Cash, cash equivalents and restricted cash at the beginning of the period	13,085	15,879	2,302
Cash, cash equivalents and restricted cash at the end of the period	9,890	9,441	1,369

Supplemental Cash Flow Information
Cash paid for income tax	236	—	—
Non-cash Investing and Financing activities
Short-term debt settled by ordinary shares	(61,808)	—	—

Reconciliation of cash, cash equivalents and restricted cash to the unaudited condensed consolidated balance sheets:

	As of September 30, 2025	As of March 31, 2026
	RMB	RMB	USD
	(audited)	(unaudited)	(unaudited)
Cash and cash equivalents	10,879	4,441	644
Restricted cash- non-current	5,000	5,000	725
	15,879	9,441	1,369

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XChange TEC. INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Renminbi and USD in thousands, except for share data and per share data, unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

XChange TEC.INC (the “Company” or “XHG”) conducts its insurance agency and insurance technology businesses in the People’s Republic of China (the “PRC”) since its acquisition of Alpha Mind Technology Limited (“Alpha Mind”) on December 28, 2023. Alpha Mind conducts its insurance agency and insurance technology businesses through its indirectly wholly-owned subsidiary, Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. (the “WFOE”) and the WFOE’s consolidated variable interest entities, namely Huaming Insurance Agency Co., Ltd. (“Huaming Insurance”) and Huaming Yunbao (Tianjin) Technology Co., Ltd. (“Huaming Yunbao”, together with Huaming Insurance, the “VIEs”).

Acquisition of Alpha Mind

On December 28, 2023, the Company completed the acquisition of 100% of the issued and outstanding shares of Alpha Mind, at a total consideration of $180,000 (“Acquisition”). The purchase price is payable in the form of promissory note (collectively, the “Notes” and each, a “Note”). The Notes have a maturity of 90 days from the closing date, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of Alpha Mind and all of the assets of Alpha Mind, including its consolidated entities. On December 28, 2023, the Company issued Notes of $153,000 and $27,000, respectively, to MMTEC, Inc. and Burgeon Capital, Inc (collectively “Sellers of Alpha Mind”).

On June 6, 2024, the Company and Burgeon Capital Inc (“Burgeon Capital”) entered into a share subscription agreement and a payoff letter, pursuant to which, the Company agreed to issue to Burgeon Capital and Burgeon Capital agreed to subscribe from the Company, 58,590,000 Class A ordinary shares (after giving retrospective effect to the 100,000-for-1 share consolidation effective January 24, 2025), par value US$0.0000001 per share, of the Company (the “Converted Shares”), as the repayment by the Company to Burgeon Capital of all outstanding principal amount and accrued interest under the Note with a total amount of US$27,342. On the same date, the Company consummated the issuance of the Class A ordinary shares.

On June 30, 2025, the Company and the sellers of Alpha Mind agreed to extend the maturity date of the remaining Note and accrued but unpaid interest to date to December 31, 2025, and if the Notes have an outstanding balance on the maturity date, the maturity date will be automatically extended to the end of following year. On December 31, 2025, the maturity date has extended to December 31, 2026.

For the six months ended March 31, 2025 and 2026, the Company repaid the notes payable of RMB 6,211 and nil to MMTEC, Inc.

Acquisition of Topone Consultants Limited

On March 24, 2025, the Company completed the acquisition of 100% of the issued and outstanding shares of Topone, an insurance agency company in Hong Kong, at a total consideration of RMB 1,107 in cash.

Reverse ADS split and share consolidation

Effective on November 8, 2024, the Company changed the ratio of the American depositary shares (“ADSs”) representing its Class A ordinary shares from one (1) ADS representing six hundred thousand (600,000) Class A ordinary share to one (1) ADS representing twelve million (12,000,000) Class A ordinary shares. For the ADS holders, the change in the ADS ratio had the same effect as a one-for-twenty reverse ADS split since November 8, 2024. There will be no change to the Group’s Class A ordinary shares. The exchange of every twenty (20) then-held (old) ADSs for one (1) new ADS will occur automatically with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank, in each case as of the effective date for the ADS ratio change. No fractional new ADSs were issued in connection with the change in the ADS ratio.

Effective on January 24, 2025, the Company effected a share consolidation, the authorised share capital of the Company be increased from (a) US$48,000,000 divided into 4,800,000,000 shares of a nominal or par value of US$0.01 each of which 4,195,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.01 each, 600,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.01 each, and 5,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.01 each, to (b) US$50,000,000,000,000 divided into 5,000,000,000,000,000 shares of a nominal or par value of US$0.01 each, of which 4,374,500,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.01 each, 625,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.01 each and 500,000,000,000 are Preferred Shares of a nominal or par value of US$0.01 each, by the creation of an additional 4,374,495,805,000,000 unissued Class A Ordinary Shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing Class A Ordinary Shares, 624,999,400,000,000 unissued Class B Ordinary Shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing Class B Ordinary Shares, and 499,995,000,000 unissued Preferred Shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing Preferred Shares.

Effective on February 6, 2025, the Company changed the ratio of the ADS representing its Class A ordinary shares from one (1) ADS representing twelve million (12,000,000) Class A ordinary share to one (1) ADS representing one hundred and twenty (120) Class A ordinary shares.

Effective on May 6, 2025, the Company changed the ratio of the ADS representing its Class A ordinary shares from one (1) ADS representing one hundred and twenty (120) Class A ordinary share to one (1) ADS representing two thousand four hundred (2,400) Class A ordinary shares.

Effective on May 9, 2025, the par value of each issued Consolidated Share of par value of US$0.01 each in the share capital of the Company be reduced to US$0.0000001 par value each (the “Capital Reduction”) by cancelling the paid-up capital to the extent of US$0.0099999 on each of the then issued Consolidated Shares; each of the authorised but unissued Consolidated Shares of a par value of US$0.01 each be sub-divided into 100,000 unissued shares of the Company of a nominal or par value of US$0.0000001 each (the “Share Subdivision”) such that the authorized share capital of the Company shall be US$50,000,000,000,000 divided into 500,000,000,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 437,450,000,000,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 62,500,000,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.0000001 each and 50,000,000,000,000,000 are Preferred Shares of a nominal or par value of US$0.0000001 each; upon the effectiveness of the Capital Reduction and the Share Subdivision, the Company cancelled US$49,999,500,000,000 of its authorised and unissued share capital, by the cancellation of 437,445,625,500,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 62,499,375,000,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each and 49,999,500,000,000,000 Preferred Shares of a nominal or par value of US$0.0000001 each, each not having been taken or agreed to be taken by any person, such that following such cancellation, the authorized share capital of the Company was diminished from (i) US$50,000,000,000,000 divided into 500,000,000,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 437,450,000,000,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 62,500,000,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.0000001 each and 50,000,000,000,000,000 are Preferred Shares of a nominal or par value of US$0.0000001 each to (ii) US$500,000,000 divided into 5,000,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 4,374,500,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 625,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.0000001 each and 500,000,000,000 are Preferred Shares of a nominal or par value of US$0.0000001 each.

As of March 31, 2026, the Company’s significant subsidiaries were comprised of the following:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of legal/beneficial ownership by the Company	Principal activities
Alpha Mind Technology Limited (“Alpha Mind BVI”)	April 17, 2023	BVI	100%	Holding
Alpha Mind Technology Limited (“Alpha Mind HK”)	October 19, 2021	Hong Kong	100%	Holding
Topone Consultants Limited (“Topone”)	February 21, 1995	Hong Kong	100%	Holding
Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. (“Alpha Mind WFOE”)	August 2, 2019	PRC	100%	Holding
Huaming Insurance	March 7, 2014	PRC	VIE of Alpha Mind WFOE	Insurance agency and insurance technology businesses
Huaming Yunbao	May 8, 2015	PRC	VIE of Alpha Mind WFOE	Insurance agency and insurance technology businesses

Contractual Arrangements

The Company, through Alpha Mind and Alpha Mind WFOE, has the following contractual arrangements with the VIEs and the shareholders of each VIE that enable the Company to (1) to direct the activities that most significantly affect the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, Alpha Mind WFOE was considered the primary beneficiary of the VIEs and had consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements.

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Alpha Mind WFOE and Huaming Insurance and Huaming Yunbao, Alpha Mind WFOE has the exclusive right to provide Huaming Insurance and Huaming Yunbao with technical support services, consulting services and other services requested by Huaming Insurance and Huaming Yunbao from time to time to the extent permitted under PRC law. In exchange, Alpha Mind WFOE is entitled to a service fee that equals to all of the consolidated net income of each of Huaming Insurance and Huaming Yunbao. The service fee may be adjusted by Alpha Mind WFOE based on the actual scope of services rendered by Alpha Mind WFOE and the operational needs and expanding demands of Huaming Insurance and Huaming Yunbao. Pursuant to the exclusive business cooperation agreement, the service fees may be adjusted based on the actual scope of services rendered by Alpha Mind WFOE and the operational needs of Huaming Insurance and Huaming Yunbao.

The exclusive business cooperation agreement remains in effect unless terminated in accordance with the following provision of the agreement or terminated in writing by Alpha Mind WFOE.

During the term of the exclusive business cooperation agreement, Alpha Mind WFOE and Huaming Insurance and Huaming Yunbao shall renew the operation term prior to the expiration thereof so as to enable the exclusive business cooperation agreement to remain effective. The exclusive business cooperation agreement shall be terminated upon the expiration of the operation term of either Alpha Mind WFOE or Huaming Insurance and Huaming Yunbao if the application for renewal of the operation term is not approved by relevant government authorities. If an application for renewal of the operation term is not approved, according to the PRC Company Law, the expiration of the operation term may lead to the dissolution and cancellation of such PRC company.

Exclusive Option Agreement

Pursuant to the exclusive option agreement among Alpha Mind WFOE, Huaming Insurance and Huaming Yunbao and the shareholders who collectively owned all of Huaming Insurance and Huaming Yunbao, such shareholders jointly and severally granted Alpha Mind WFOE an option to purchase their equity interests in Huaming Insurance and Huaming Yunbao. The purchase price upon exercise of the option will be the lowest price then permitted under applicable PRC laws. Alpha Mind WFOE or its designated person may exercise such option at any time to purchase all or part of the equity interests in Huaming Insurance and Huaming Yunbao until it has acquired all equity interests of Huaming Insurance and Huaming Yunbao, which is irrevocable during the term of the agreements.

The exclusive option agreement remains in effect until all equity interest held by shareholders in Huaming Insurance and Huaming Yunbao have been transferred or assigned to Alpha Mind WFOE and/or any other person designated by Alpha Mind WFOE in accordance with such agreement.

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, among Alpha Mind WFOE, Huaming Insurance and Huaming Yunbao, and the shareholders who collectively owned all of Huaming Insurance and Huaming Yunbao, such shareholders pledged all of the equity interests in Huaming Insurance and Huaming Yunbao to Alpha Mind WFOE as collateral to secure the obligations of Huaming Insurance and Huaming Yunbao under the exclusive business cooperation agreement and exclusive option agreements. These shareholders are prohibited from transferring the pledged equity interests without the prior consent of Alpha Mind WFOE unless transferring the equity interests to Alpha Mind WFOE or its designated person in accordance to the exclusive option agreements.

The equity interest pledge agreements will remain in effect until all of the obligations to Alpha Mind WFOE have been fulfilled completely by Huaming Insurance and Huaming Yunbao.

Shareholders’ Powers of Attorney (“POAs”)

Pursuant to the shareholders’ POAs, the shareholders of Huaming Insurance and Huaming Yunbao have given Alpha Mind WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Huaming Insurance and Huaming Yunbao and to exercise all of their rights as shareholders of Huaming Insurance and Huaming Yunbao, including the (i) right to attend shareholders meeting; (ii) to exercise voting rights and all of the other rights including but not limited to the sale or transfer or pledge or disposition of their shares held in part or in whole; and (iii) designate and appoint on behalf of the shareholders the legal representative, the directors, supervisors, the chief executive officer and other senior management members of Huaming Insurance and Huaming Yunbao, and to sign transfer documents and any other documents in relation to the fulfillment of the obligations under the exclusive option agreements and the equity interest pledge agreements. The shareholders’ POAs remain in effect while the shareholders of Huaming Insurance and Huaming Yunbao hold the equity interests in Huaming Insurance and Huaming Yunbao.

Spousal Consent Letters

Pursuant to the spousal consent letters, the spouses of the shareholders of Huaming Insurance and Huaming Yunbao commit that they have no right to make any assertions in connection with the equity interests of Huaming Insurance and Huaming Yunbao, which are held by the shareholders. In the event that the spouses obtain any equity interests of Huaming Insurance and Huaming Yunbao, which are held by the shareholders, for any reasons, the spouses of the shareholders shall be bound by the exclusive option agreement, the equity interest pledge agreement, the shareholder POA and the exclusive business cooperation agreement and comply with the obligations thereunder as a shareholder of Huaming Insurance and Huaming Yunbao. The letters are irrevocable and shall not be withdrawn without the consent of Alpha Mind WFOE.

Based on the foregoing contractual arrangements, which grant Alpha Mind WFOE effective control of Huaming Insurance and Huaming Yunbao and enable Alpha Mind WFOE to receive all of their expected residual returns, the Company accounts for Huaming Insurance and Huaming Yunbao as a VIE. Accordingly, the Company consolidates the accounts of Huaming Insurance and Huaming Yunbao for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended September 30, 2025 filed on January 14, 2026.

In the opinion of the management of the Company, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended September 30, 2025. The results of operations for the six months ended March 31, 2025 and 2026 are not necessarily indicative of the results for the full years.

Going concern

The Company has been incurring losses from operations since its inception. Accumulated deficits amounted to RMB 4,605,215 and RMB 4,623,123 as of September 30, 2025 and March 31, 2026, respectively. Net cash used in operating activities were RMB 7,948 and RMB 8,501 for the six months ended March 31, 2025 and 2026, respectively. As of September 30, 2025 and March 31, 2026, current liabilities exceeded current assets by RMB 909,308 and RMB 900,550, respectively. In addition, for the six months ended March 31, 2025 and 2026, the Company generated revenues of RMB 175,675 and RMB 197,832, respectively.

These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

On June 6, 2024, the Company and Burgeon Capital agreed to settle all outstanding principal amount and accrued interest under the Note with a total amount of US$27,342 by issuance of Class A ordinary shares. On June 30, 2025, the Company and MMTEC, Inc. agreed to extend the maturity date of the outstanding Note and accrued but unpaid interest to date to December 31, 2025, and if the Notes have an outstanding balance on the maturity date, the maturity date will be automatically extended to the end of following year.

The Company intends to meet the cash requirements for the next 12 months from the issuance date of this report through future equity financing. As discussed in Note 16, the Company's shelf registration statement on Form F-3 was declared effective by the SEC and the Company entered into a Securities Purchase Agreement with VG Master Fund SPC, pursuant to which the Company has the right, subject to specified terms and conditions, to issue additional equity securities. Management intends to utilize these financing arrangements to support the Company's operations.

There is a risk that management’s plans may not alleviate the substantial doubt of the Company’s ability to continue as a going concern. There can be no assurance that the Company will be successful in achieving its strategic plans, that the Company’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. Should there be any unforeseen circumstances which may prevent the successful completion of the above mentioned plan in the next twelve months from the issuance of this report, the Company will be required to reduce certain discretionary spending, alter or scale back research and development programs, or be unable to fund capital expenditures, which would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-owned foreign enterprise and VIEs over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary for accounting purposes. Alpha Mind WFOE is deemed to have a controlling financial interest and be the primary beneficiary for accounting purposes of Huaming Insurance and Huaming Yunbao because it has both of the following characteristics: (1) the power to direct activities at Huaming Insurance and Huaming Yunbao that most significantly impact such entity’s economic performance, and (2) the right to receive benefits from Huaming Insurance and Huaming Yunbao that could potentially be significant to such entity. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include impairment of goodwill, valuation allowance on deferred tax assets and revenue recognition.

Foreign currency translation

The reporting currency of the Company is the Renminbi (“RMB”). The functional currency of the Company’s entities incorporated in Cayman Islands, the United States and Hong Kong is the United States dollar (“US dollar”) and the functional currency of the Company’s PRC subsidiaries is RMB. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the unaudited condensed consolidated statements of operations and comprehensive (loss) income.

The financial statements of the Company’s non-PRC entities are translated from their respective functional currency into RMB. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive (loss) income in the unaudited condensed consolidated statements of operations and comprehensive (loss) income.

The financial records of the Company’s subsidiaries are maintained in local currencies, which are the functional currencies.

Currency Convenience translation

The Company’s business is primarily conducted in the PRC and all of the revenues are denominated in RMB. The financial statements of the Company are stated in RMB. Translations of balances in the unaudited condensed consolidated balance sheet, and the related unaudited condensed consolidated statements of comprehensive (loss) income, shareholders’ deficits and cash flows from RMB into US dollars as of and for the six months ended March 31, 2026 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB 6.8980, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2026. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2026, or at any other rate.

Fair value

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Short-term investments are measured at fair value on a recurring basis and are classified within Level 2 of the fair value hierarchy. The fair values of these investments are determined using observable market inputs, including quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and other market-corroborated inputs. No significant unobservable inputs are used in the valuation.

The fair value measurement of goodwill is classified within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs. Additional information is disclosed in the goodwill accounting policy below.

Identifiable intangible assets recognized in a business combination are measured at fair value at the acquisition date and are classified within Level 3 of the fair value hierarchy.

The Company’s financial instruments, including cash and cash equivalents, accounts receivable, amounts due to related parties, non-current restricted cash, accounts payable, notes payable, short-term debt, and other current liabilities approximate their fair value due to the short-term maturity of these instruments.

Business combination

Business combinations are recorded using the acquisition method of accounting. The Company uses a screen to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. In order for a purchase to be considered an acquisition of a business, and receive business combination accounting treatment, the set of transferred assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business.

The purchase price of business acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and noncontrolling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use that which have original maturities of three months or less when purchased.

Restricted cash, non-current

The Company, as an insurance agency, is required to reserve 10% of its registered capital in cash held in an escrow bank account pursuant to the China Banking and Insurance Regulatory Commission (“CBIRC”) rules and regulations, in order to protect insurance premium appropriation by insurance agency which is restricted as to withdrawal for other than current operations. Thus, the Company classified the balance for guarantee deposit as a non-current asset.

As of September 30, 2025 and March 31, 2026, the non-current restricted cash amounted to RMB 5,000 and RMB 5,000 respectively.

Accounts receivable, net

Accounts receivable represents insurance agency service fee or commission receivable on insurance products sold from insurance companies stated at net realizable values. The Company reviews its accounts receivable on a periodic basis to determine if the expected credit loss is adequate, and adjust the allowance when necessary.

In establishing the allowance for credit loss, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Accounts are written off after exhaustive efforts at collection.

As of September 30, 2025 and March 31, 2026, allowance for expected credit losses were RMB 41 and RMB 261, respectively.

Advances to suppliers

Advances to suppliers are prepayments for future service rendering. As of September 30, 2025 and March 31, 2026, advances to suppliers amounted to RMB 2,593 and RMB 5,511, respectively. For any advances to suppliers that management determines are not recoverable through future receipt of goods or services or are not refundable, the Company will recognize an impairment allowance for such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Non-recoverable advances are written off against the impairment allowance after management has determined that recovery is not probable. Management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of September 30, 2025 and March 31, 2026, impairment losses were RMB 7,119 and nil, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

The Company assesses goodwill for impairment on annual basis or if indicator noted for goodwill impairment. In accordance with ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) issued by the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, the Company will first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. If this is the case, the quantitative goodwill impairment test is required. If it is more likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the quantitative goodwill impairment test is not required.

Quantitative goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss, comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired. If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

In December 2023, the Company recognized goodwill of RMB 1,284,218 arising from business combination of Alpha Mind (Note 3). As of September 30, 2025, the Company performed its annual goodwill impairment assessment with the assistance of an independent valuation specialist and concluded that an impairment loss of RMB 685,957 should be recognized. As of March 31, 2026, management evaluated the recoverability of goodwill and concluded that no further impairment charge was required.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. As of March 31, 2026, the Company had no property and equipment.

Operating leases

The Company determines if an arrangement is a lease at inception under FASB ASC Topic 842, Right of Use Assets (“ROU”) and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of its leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The ROU assets include adjustments for prepayments and accrued lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

ROU assets are reviewed for impairment when indicators of impairment are present. ROU assets from operating and finance leases are subject to the impairment guidance in ASC 360, Property, Plant, and Equipment, as ROU assets are long-lived non-financial assets.

ROU assets are tested for impairment individually or as part of an asset group if the cash flows related to the ROU asset are not independent from the cash flows of other assets and liabilities. An asset group is the unit of accounting for long-lived assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The Company recognized no impairment of ROU assets as of September 30, 2025 and March 31, 2026. The Company elected the short-term lease exemption for leases with a lease term of 12 months or less. Such leases are not recognized as right-of-use assets or lease liabilities on the balance sheets. Lease payments associated with these leases are recognized as lease expense on a straight-line basis over the lease term and are included in general and administrative expenses in the unaudited condensed consolidated statements of operations.

Revenue recognition

The Company recognizes revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company generates revenue primarily from its insurance agency services. According to the agency service contracts made by and between the Company and insurance carriers, the Company is authorized to sell insurance products provided by insurance carriers to the insureds as an insurance agent, and collects commission from the respective insurance carriers as revenue.

The commission charged is determined by the terms agreed in the agency service contract, typically a percentage of insurance premium. The performance obligation is considered met and revenue is recognized when the insurance agency services are rendered and completed at the time an insurance policy becomes effective and the premium is collected from the insured.

The necessary data to reasonably determine the revenue amount is controlled by the insurance carriers, and bill statement is confirmed with the Company on a monthly basis. The Company has met all the criteria of revenue recognition when the premiums are collected by the respective insurance carriers and not before, because collectability is not ensured until receipt of the premium. Therefore, the Company does not accrue any commissions prior to the receipt of the related premiums of insurance carriers, due to the specific practice in the industry.

The Company recorded insurance agency commission revenue in the amount of RMB 175,675 and RMB 197,832 for the six months ended March 31, 2025 and 2026, respectively.

PRC value-added taxes and related taxes

Pursuant to the PRC tax legislation, general taxpayers are normally subject to value-added-tax (VAT) of 6% in the modern service industries on a nationwide basis. The Company is subject to VAT of 6% for providing insurance agency service as general taxpayer. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount. The Company reports revenue net of PRC’s VAT for all the periods presented on the statements of operations and comprehensive (loss) income.

Cost of revenues

Cost of revenues consists primarily of commissions paid to distribution channels. The Company generally recognizes commissions as cost of revenues when incurred. For the six months ended March 31, 2025 and 2026, the cost of revenue amounted to RMB 171,379 and RMB 192,200, respectively.

Income taxes

Current income taxes are provided on the basis of profit before income tax for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Company follows the asset and liability method of accounting for income taxes.

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such determination, the management considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation.

In order to assess uncertain tax positions, the Company applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its unaudited condensed consolidated balance sheet and under other expenses in its unaudited condensed consolidated statement of comprehensive (loss) income. As of September 30, 2025 and March 31, 2026, the Company did not have any significant unrecognized uncertain tax positions.

Share-based compensation

The Company recognizes share-based compensation based on the grant-date fair value of equity awards. Compensation expense is recognized over the requisite service period during which the grantee is required to provide services in exchange for the award. The vesting terms of equity awards are determined in accordance with the respective award agreements. Share-based compensation expense is classified in the same line items as the payroll costs of the related employees. As for six months ended March 31, 2025 and 2026, no share-based compensation expenses was recognized.

Losses (earnings) per share

Basic (losses) earnings per share are computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted (loss) earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential ordinary shares, including preferred shares, convertible notes, share options and warrants are excluded from the computation in income periods should their effects be anti-dilutive. The Company had share options, convertible notes and warrants, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted (loss) earnings per share, the effect of the convertible redeemable and non-redeemable preferred shares, share options and warrants is computed using the two-class method or the as-if converted method, whichever is more dilutive.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents.

All of the Company’s cash and cash equivalents are held with financial institutions that the Company’s management believes to be high credit quality. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in the United States and the PRC which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Segment reporting

The Company uses the management approach to determine its operating and reportable segments. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who reviews the unaudited condensed consolidated results of operations when making decisions about allocating resources and assessing performance of the Company. The CODM considers that the Company has only one principal revenue stream, which is insurance agency services. The Company’s long-lived assets are all located in the PRC and all of the Company’s revenues are derived from within the PRC.

The Company's CODM regularly uses consolidated net loss as the measure of segment profit or loss to evaluate operating performance and allocate resources.

The significant expense categories regularly provided to the CODM include cost of revenues, selling and marketing expenses and general and administrative expenses, which are presented in the unaudited consolidated statements of operations and comprehensive loss. The CODM reviews consolidated operating results and does not separately review assets or liabilities by segment in allocating resources or assessing performance.

Recent accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on financial statements and does not expect the adoption to have a material impact.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

Recently issued ASUs by the FASB, except for the ones mentioned above, have no material impact on the Company’s unaudited condensed consolidated statements of operations and comprehensive loss or consolidated balance sheets.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

3.	ACQUISITION OF ALPHA MIND

On December 28, 2023, the Company completed the acquisition of 100% of the issued and outstanding shares of Alpha Mind, at a total consideration of US$180,000 (equivalent to RMB 1,299,654). The purchase price is payable in the form of promissory note. The Notes have a maturity of 90 days from the closing date, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of Alpha Mind and all of the assets of Alpha Mind, including its consolidated entities. On December 28, 2023, the Company issued Notes of US$153,000 (equivalent to RMB 1,104,706) and US$27,000 (equivalent to RMB 194,948), respectively, to MMTEC, Inc. and Burgeon Capital, Inc. On June 6, 2024, the Company entered into conversion agreements with Burgeon Capital, under which the Company issued shares to Burgeon Capital to settle in full the outstanding principal and accrued interest of US$27,342 under a promissory note dated December 28, 2023. In June 2025, the Company and the Sellers of Alpha Mind agreed to extend the maturity date of the Notes to December 31, 2025, and if the Notes have an outstanding balance on the maturity date, the maturity date will be automatically extended to the end of following year.

The Company has allocated the purchase price of Alpha Mind based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by FASB. The Company used carrying amount of assets and liabilities as fair value, which approximate the fair value. Because the Company was a shell company when it acquired Alpha Mind, no additional intangible assets were identified. Management of the Company is responsible for determining the fair value of assets acquired and liabilities assumed as of the acquisition date and considered a number of factors including valuations from an independent appraiser firm. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in other operating expenses. The following table summarizes the estimated fair values of the identifiable assets acquired at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of Alpha Mind based on a valuation performed by an independent valuation firm engaged by the Company.

December 28,
2023
RMB
Net tangible assets (1)	15,436
Goodwill	1,284,218
Total purchase consideration	1,299,654

(1)	The following is a reconciliation of the fair value of major classes of assets acquired and liabilities assumed which comprised of net tangible assets on December 28, 2023. The Company did not identify intangible assets from the acquisition, because the Company was a shell company immediately before the acquisition. On December 31, 2024, the fair value of identifiable net assets approximated their carrying amount.

December 28, 2023
RMB
ASSETS
Current assets:
Cash and cash equivalents	5,868
Short-term investment	1,616
Accounts receivable, net	19,260
Prepayments	6,872
Other current assets	973
Total current assets	34,589

Non-current assets:
Restricted cash, non-current	5,000
Property and equipment, net	271
Operating lease right-of-use assets	60
Deferred tax assets	511
Total non-current assets	5,842
Total assets	40,431

LIABILITIES AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Current liabilities:
Accounts payable	17,590
Taxes payable	910
Operating lease liabilities	41
Accrued expenses and other current liabilities	6,454
24,995
Non-current liabilities:
Operating lease liabilities, non-current	—
Total liabilities	24,995

Net tangible assets	15,436

(2)	Immediately prior to the consummation of the acquisition of Alpha Mind, the Company was a shell company as defined in Rule 12b-2 under the Exchange Act and was subject to delisting risk. As a result of the consummation of the acquisition of Alpha Mind, we ceased to be a shell company on December 28, 2023 and that is the main reason we paid US$180,000 (equivalent to RMB 1,299,654) of which US$177,862 (equivalent to RMB 1,284,218) was attribute to goodwill.

Changes in the carrying amount of goodwill from acquisition to the six months ended March 31, 2026 was as follows:

Acquisition of Alpha Mind
Balance as of December 28, 2023	1,284,218
Goodwill impairment loss during the year	(574,978)

Balance as of September 30, 2024 (audited)	709,240
Goodwill impairment loss during the period	(644,908)
Balance as of March 31, 2025 (unaudited)	64,332

Balance as of September 30, 2025 (audited)	23,283
Goodwill impairment loss during the period	—
Balance as of March 31, 2026 (unaudited)	23,283

Movement of impairment loss were as follows:

	March 31,	March 31,
	2025	2026
	RMB	RMB
	(unaudited)	(unaudited)
Beginning balance	709,240	23,283
Impairment loss	(644,908)	—
Ending balance	64,332	23,283

(3)	Total purchase consideration is $180,000, at exchange rate of 1 USD/RMB=7.2203

4.	ACQUISITION OF TOPONE

On March 24, 2025, the Company completed the acquisition of 100% of the issued and outstanding shares of Topone, at a total consideration of RMB 1,107 in cash.

The Company has allocated the purchase price of Topone based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by FASB. The Company used carrying amount of assets and liabilities as fair value, which approximate the fair value. Intangible assets were identified, and no goodwill was identified. Management of the Company is responsible for determining the fair value of assets acquired and liabilities assumed as of the acquisition date and considered a number of factors including valuations from an independent appraiser firm. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in other operating expenses. The following table summarizes the estimated fair values of the identifiable assets acquired at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of Topone based on a valuation performed by an independent valuation firm engaged by the Company.

		March 24,
		2025
		RMB
Net tangible assets	(1)	434
Intangible assets	(2)	678
Total assets		1,112
Total purchase consideration		1,107
Bargain gain on purchase		5

(1)	The following is a reconciliation of the fair value of major classes of assets acquired and liabilities assumed which comprised of net tangible assets on March 24, 2025.

As of March 24, 2025
RMB
ASSETS
Cash, cash equivalents	477
Total Assets	477
Liabilities:
Accrued expenses and other current liabilities	43
Total liabilities	43
Net tangible assets	434

(2)	The Company identified intangible assets from the acquisition, thus the company recognized the intangible assets for RMB 678. The intangible assets primarily represent the insurance intermediary license held by Topone.

5.	ACCOUNTS RECEIVABLE

Accounts receivable, net consist of the following:

	September 30, 2025	March 31, 2026
	RMB	RMB
	(audited)	(unaudited)
Accounts receivable	23,496	23,003
Less: Allowance for credit losses	41	261
Total accounts receivable, net	23,455	22,742

Movements of allowance for credit losses are as follows:

	September 30, 2025	March 31, 2026
	RMB	RMB
	(audited)	(unaudited)
Opening balance	191	41
Write offs	(150)	—
Allowance for expected losses	—	220
Ending balance	41	261

6.	SHORT-TERM INVESTMENTS

Short-term investments are investments in wealth management product with underlying in bonds offered by private entities and other equity products. The investments can be redeemed upon one workday’s notice and their carrying values approximate their fair values. The gain (loss) from sale of any investments and fair value change are recognized in the unaudited condensed consolidated statements of operations and comprehensive (loss) income.

As of September 30, 2025 and March 31, 2026, the Company had short-term investments of RMB 1,891 and RMB 2,311, respectively.

7.	SHORT-TERM DEBT

The short-term debt was as follows:

	September 30, 2025	March 31, 2026
	RMB	RMB
	(audited)	(unaudited)
Short-term debt	32,533	34,105

During the six months ended March 31, 2026, the Company entered into loan agreements with certain third parties to borrow. The loans bore an interest rate of 3.85% per annum and payable in twelve months. During the six months ended March 31, 2026, the Company repaid nil loans to third parties.

8.	ASSET ACQUISITION

On July 22, 2020, the Company entered into a series of asset purchase agreements with Great Alliance Coliving Limited. and its affiliates (“Beautiful House” or the “Sellers”) to acquire certain assets and assumed liabilities associated with acquired assets. The consideration was comprised of cash of US$29,000 (approximately RMB 205,306) and 128,589 shares of the Company’s Class A ordinary shares (after giving effects to share consolidation in January 2025).

In May 2021, the Company entered into an agreement to settle the outstanding payables with the Sellers, pursuant to the agreement, the Company delivered 186,376 Class A ordinary shares (after giving effects to share consolidation in January 2025) to settle both cash consideration payable and share consideration payable. The Sellers are entitled to trade the Class A ordinary shares in open market. In addition, among the 186,376 shares delivered, 57,786 Class A ordinary shares will oblige the Company to make up the shortfall if the cash collected by the Sellers are lower than US$401.4 per share (after giving effects to share consolidation in January 2025). Additionally, 20,861 of the 57,786 Class A ordinary shares are redeemable at a per share price of US$401.5 if the Sellers do not trade in open market (after giving effects to share consolidation in January 2025).

The 57,786 Class A ordinary shares (after giving effects to share consolidation in January 2025) are subject to a make-whole cash-settled provision, and 20,861 Class A ordinary shares (after giving effects to share consolidation in January 2025) of which are also subject to redemption. The Company assessed the redemption terms and assessed it is probable that the Company will redeem these ordinary shares. The 57,786 ordinary shares (after giving effects to share consolidation in January 2025) fall in the classification of a liability. As of September 30, 2025 and March 31, 2026, the Company recorded the liabilities of RMB 165,161 and RMB 160,034 in the account of “Contingent liabilities for payable for asset acquisition”. The change in the balance as of September 30, 2025 and March 31, 2026 arose from change in foreign exchange rates.

9.	NOTES PAYABLE

In connection with the acquisition of 100% of the issued and outstanding shares of Alpha Mind (Note 3), the Company issued promissory note of US$153,000 (equivalent to RMB 1,104,706) and US$27,000 (equivalent to RMB 194,948), respectively, to MMTEC, Inc. and Burgeon Capital, Inc. (collectively “Notes”) as purchase price. The Notes had a maturity of 90 days from the closing date, an interest rate of 3% per annum and is secured by all of the issued and outstanding equity of Alpha Mind and all of the assets of Alpha Mind, including its consolidated entities. The Company recorded the promissory notes in the account of “notes payable” on the consolidated balance sheets, and accrued interest for promissory notes in the account of “accrued expenses and other current liabilities”.

In June 2025, the Company and the Sellers of Alpha Mind agreed to extend the maturity date of the Notes to December 31, 2025, and if the Notes have an outstanding balance on the maturity date, the maturity date will be automatically extended to the end of following year. For the six months ended March 31, 2025 and 2026, the Company repaid the notes payable of RMB 60,231 and nil to MMTEC, Inc., respectively.

As of March 31, 2026, the Company had notes payable of RMB 647,439.

10.	SHARE-BASED COMPENSATION

The Company maintains share incentive plans to attract, retain and incentivize eligible directors, officers, employees and consultants.

2022 Share Incentive Plan

On November 18, 2022, the board of directors has approved and adopted the 2022 share incentive plan (the “2022 Plan”). The maximum number of shares available for issuance under the 2022 Plan is 2,500,000 Class B ordinary shares (after giving effects to share consolidation in January 2025) of the Company.

The Company designated Golden Stream Ltd., a Cayman Islands company (the “ESOP Platform”), to hold the shares reserved under the 2022 Plan for future grants to eligible participants. As of March 31, 2026, no awards had been granted under the 2022 Plan.

In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual class share structure. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

2024 Equity Incentive Plan

On June 6, 2024, the Company adopted an equity incentive plan (the “2024 Equity Incentive Plan”) and issued thereunder 61,427,890 Class B ordinary shares, par value US$0.01 per share, of the Company (the “Reserved Shares”) to the ESOP Platform. The ESOP Platform will hold the Reserved Shares (i) before any granting or vesting to the participants of the 2024 Equity Incentive Plan, and (ii) after any vesting to the participants, on behalf of the participants pursuant to the respective share award agreements.

The ESOP Platform holds the reserved shares on behalf of the Company prior to the grant or vesting of awards and, following vesting, on behalf of the participants in accordance with the applicable award agreements.

2025 Equity Incentive Plan

On May 9, 2025, the Company adopted an equity incentive plan (the “2025 Equity Incentive Plan”) and issued thereunder 11,800,000,000 Class B ordinary shares, par value US$0.0000001 per share, of the Company (the “Reserved Shares”) to ESOP Platform. The ESOP Platform will hold the Reserved Shares (i) before any granting or vesting to the participants of the 2025 Equity Incentive Plan (the “Participants”), and (ii) after any vesting to the Participants, on behalf of the Participants pursuant to the respective share award agreements.

All outstanding share options expired on December 31, 2025 without being exercised. No outstanding share options remained as of March 31, 2026. The Company recognized the compensation cost for the stock options on a straight line basis over the requisite service periods. For the six months ended March 31, 2025 and 2026, no share-based compensation has been recognized.

11.	LOSSES (EARNING) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share for the periods indicated:

	For the Six Months Ended March 31,
	2025	2026
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)
Net loss	(677,712)	(17,908)	(2,596)

Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted*	2,463,106,810	123,715,022,675	123,715,022,675

Net loss per share — Basic and diluted	(0.00)	(0.00)	(0.00)

For the six months ended March 31, 2025, weighted average ordinary shares included vest but unexercised options that were exercised at a nil exercise price for the 2025 period. All outstanding share options expired on December 31, 2025 without being exercised. No outstanding share options remained as of March 31, 2026.

12.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company, XChange TEC.INC is not subject to tax on income or capital gain.

BVI Islands

Under the current laws of the British Virgin Islands (“BVI”), Alpha Mind BVI is incorporated in BVI is not subject to tax on income or capital gain.

Hong Kong

Alpha Mind HK and Topone are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended March 31, 2025 and 2026, the Company had no unrecognized tax benefits. For the six months ended March 31, 2025 and 2026, the Company incurred income tax expenses RMB 25, and RMB 20, respectively.

Due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future income to realize the deferred tax assets for the subsidiaries. The Company maintains a full valuation allowance on its net deferred tax assets as of September 30, 2025 and March 31, 2026.

The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

13.	STATUTORY RESERVES AND NET RESTRICTED ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the subsidiary incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The unaudited condensed consolidated results of operations reflected in the unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Under PRC law, the Company’s subsidiary located in the PRC (“PRC subsidiary”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC subsidiary is required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC subsidiary is also restricted.

Amounts restricted including paid-in capital and statutory reserve funds as determined pursuant to PRC Laws were RMB 53,176 and RMB 53,176 as of September 30, 2025 and March 31, 2026, respectively.

14.	RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Company. The related parties mainly act as service providers and service recipients to the Company. The Company is not obligated to provide any type of financial support to these related parties.

Related Party	Relationship with the Company
Mr. Zhang Yong	Former Chief Executive Officer. Mr. Zhang was appointed as CEO on October 17, 2024, and resigned on January 2025.
Mr. Sun Zhichen	Chief Executive Officer from January·2025, former Chief Financial Officer till October 17, 2024.
Ms. Chang Jiaxing	Chief Financial Officer from October 17, 2024, and resigned on April 3, 2026
Mr. Wu Guofu	Independent director
Ms. Qiao Nini	Independent director

-	Transactions with related party

Mr. Zhang Yong, as a former CEO of the Company, provided an unsecured loan of RMB 1,060 to the Company. The loans bore interest at 3.85% per annum and are due within one year from the respective borrowing dates.

-	Balances with related party

As of September 30, 2025 and March 31, 2026, amounts due to a related party were RMB 1,060 and RMB 1,060, respectively. The balance due to related parties represented borrowings from Mr. Zhang Yong which were due within 12 months from borrowing. Details are as follows:

	September 30, 2025	March 31, 2026
	RMB	RMB
	(audited)	(unaudited)
Mr. Zhang Yong	1,060	1,060
Total	1,060	1,060

15.	COMMITMENTS AND CONTINGENCIES

Contingencies

During the year ended September 30, 2025, Huaming Insurance Agency Co., Ltd. and its Tianjin Second Branch (collectively, “Huaming”), subsidiaries of the Company, were named as defendants in a civil lawsuit filed by China United Life Insurance Company Limited, Tianjin Branch, in connection with certain alleged breaches of an insurance agency agreement.

On January 30, 2026, the plaintiff voluntarily withdrew the lawsuit, and the court accepted the withdrawal. Accordingly, the litigation has been concluded and no liability was incurred by the Company in connection with this matter.

As of March 31, 2026, there were no material pending legal proceedings involving the Company or its subsidiaries that management believes would have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

The Company is subject to periodic legal or administrative proceedings in the ordinary course of business. As of March 31, 2026, the Company does not believe that any currently pending legal or administrative proceeding to which the Company is a party will have a material effect on its business or financial condition.

16.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 16, 2026, the date the consolidated financial statements were issued.

On April 1, 2026, the Company’s shelf registration statement on Form F-3, as amended, was declared effective by the U.S. Securities and Exchange Commission (the “SEC”). The registration statement allows the Company to offer and sell, from time to time, up to US$300 million of securities, including ADSs, Class A ordinary shares, preferred shares, warrants, units and debt securities.

On April 15, 2026, the Company entered into a Securities Purchase Agreement with VG, pursuant to which the Company has the right, but not the obligation, in its sole discretion and subject to certain conditions and limitations, to sell to VG up to US$100 million of ADSs, each representing 2,400 Class A ordinary shares, during the term of the agreement. The timing and amount of any sales under the agreement will be determined by the Company from time to time based on market conditions, the trading price of the ADSs and the Company’s funding needs. The agreement will terminate on the earlier of April 1, 2028, the date on which VG has purchased ADSs for an aggregate gross purchase price of US$100 million, or such earlier termination event as set forth in the agreement.

In connection with the agreement, the Company filed a prospectus supplement with the SEC on April 16, 2026 relating to the offer and sale of up to US$100.0 million of ADSs and up to 5,813,953 commitment ADSs issuable to VG as consideration for VG’s execution and delivery of, and commitment to perform its obligations under, the agreement. The Company expects to use any proceeds received from sales of ADSs under the agreement for working capital and general corporate purposes. As of the issuance date of these unaudited condensed consolidated financial statements, the Company has not determined the timing or amount of any sales of ADSs under the agreement.

There were no other events that occurred subsequent to March 31, 2026 that require adjustment to or disclosure in the consolidated financial statements.

EXHIBIT INDEX

Number	Description of Document
10.1	Securities Purchase Agreement dated April 15, 2026 by and between the Company and VG Master Fund SPC (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on April 17, 2026)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XChange TEC.INC

By:	/s/ Zhichen Sun
Name:	Zhichen Sun
Title:	Chairman of the Board of Directors, Chief Executive Officer
Date: July 16, 2026